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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          FRESH DEL MONTE PRODUCE INC.
             (Exact Name of Registrant as Specified in Its Charter)

                               THE CAYMAN ISLANDS
                         (State or Other Jurisdiction of
                         Incorporation or Organization)
                            WALKER HOUSE, MARY STREET
                                  P.O. BOX 265
                            GEORGE TOWN, GRAND CAYMAN
              (Address of Registrant's Principal Executive Office)
                       C/O DEL MONTE FRESH PRODUCE COMPANY
                                800 DOUGLAS ROAD
                             NORTH TOWER, 12TH FLOOR
                           CORAL GABLES, FLORIDA 33134
                 (Address of Registrant's U.S. Executive Office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes [ ] No [X]

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        FRESH DEL MONTE PRODUCE INC.

Date:   October 29, 2001                By: /s/ Hani El-Naffy
                                           -------------------------------------
                                             Hani El-Naffy
                                             President & Chief Operating Officer




                                        By: /s/ John F. Inserra
                                           -------------------------------------
                                             John F. Inserra
                                             Executive Vice President &
                                             Chief Financial Officer